UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                Fiberstars, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  315662 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

---------------------------------------                                        --------------------------------------
CUSIP NO. 315662 10 6                                    13G                             Page 3 of 5 Pages
---------------------------------------                                        --------------------------------------

----------- ---------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David N. Ruckert
----------- ---------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                        (a)  [ ]
                                                                                                        (b)  [ ]
----------- ---------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- ---------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
----------- ---------------------------------------------------------------------------------------------------------
     NUMBER OF SHARES          5      SOLE VOTING POWER
   BENEFICIALLY OWNED BY              221,573
     BY EACH REPORTING
       PERSON WITH         ---------- -------------------------------------------------------------------------------
                               6      SHARED VOTING POWER

                           ---------- -------------------------------------------------------------------------------
                               7      SOLE DISPOSITIVE POWER
                                      221,573

                           ---------- -------------------------------------------------------------------------------
                               8      SHARED DISPOSITIVE POWER

-------------------------- ---------- -------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            221,573
----------- ---------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

----------- ---------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            6.2%
----------- ---------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON *

            IN
----------- ---------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages

Schedule 13G
David N. Ruckert (Cont'd)


Item 1(a)         Name of Issuer:

                           Fiberstars, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           2883 Bayview Drive
                           Fremont, CA 94538

Item 2(a)         Name of Person Filing:

                           David N. Ruckert

Item 2(b)         Address of Principal Business Office, or if None, Residence:

                           c/o Fiberstars, Inc.
                           2883 Bayview Drive
                           Fremont, CA 94538

Item 2(c)         Citizenship:

                           United States of America

Item 2(d)         Title of Class Securities

                           Common Stock

Item 2(e)         CUSIP Number:

                           315662 10 6

Item 3            Type of Person:

                           Not Applicable

Item 4            Ownership (at December 31, 1997):

(a) and (b)       Amount beneficially owned:

                  As of December 31, 1997, Mr. Ruckert beneficially owned 221,573 or 6.2% of the outstanding shares of Common Stock of the Issuer.

                               Page 3 of 5 pages

Schedule 13G
David N. Ruckert (Cont'd)


(c)               Number of shares as to which such person has:


                  Mr. Ruckert has the sole power to vote or direct the vote with respect to 134,073 shares of Common Stock which are issued and outstanding. Mr. Ruckert also holds an option to purchase 50,000 shares of Common Stock at an exercise price of $6.50 per share which vests in four equal annual installments from the grant date (September 29, 1994), and is currently vested and fully exercisable for 37,500 shares, with the remainder becoming fully exercisable on September 29, 1998. This option expires on September 28, 1999. Mr. Ruckert also holds an option to purchase 50,000 shares of Common Stock at an exercise price of $5.50 per share which vests in four equal annual installments from the grant date (January 27, 1995), and is currently vested and fully exercisable for 37,500 shares, with the remainder becoming fully exercisable on January 27, 1999. This option expires on January 26, 2000. Mr. Ruckert also holds an option to purchase 50,000 shares of Common Stock at an exercise price of $4.75 per share, which vests in four equal annual installments from the grant date (December 6, 1996) and is currently vested and exercisable for 12,500 shares, with the remainder becoming fully exercisable on December 6, 2000. This option expires on December 5, 2001. Mr. Ruckert also holds an option to purchase 50,000 shares of Common Stock at an exercise price of $5.50 per share which vests in four equal annual installments from the grant date (December 5, 1997) and is not yet vested or exercisable for any shares. This option expires on December 4, 2002.


Item 5            Ownership of Five Percent or Less of a Class:

                           Not Applicable

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person:

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           Not Applicable

Item 8            Identification and Classification of Members of the Group:

                           Not Applicable

Item 9            Notice of Dissolution of Group:

                           Not Applicable

                               Page 4 of 5 pages

Schedule 13G
David N. Ruckert (Cont'd)

Item 10  Certification:

                           Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1998


                                                       /s/ David N. Ruckert
                                                       --------------------

                               Page 5 of 5 pages